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NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com


03022075

28 April, 2003


RECEIVED
MAY 0 6 2003
187

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on April, 2003 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
JUN 1 1 2003
THOMSON FINANCIAL

NH HOTELES S.A.
Inscrita en el Registro Mercantil de Madrid, Tomo 576 general, Libro 176 de la sección 3.ª,
Folio 34 vuelto, Hoja n.º 1467 · C.I.F. A-28027944

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SEC MAIL PROCESSING
RECEIVED
MAY 0 6 2003
WASH. D.C. 187 SECTION

PROPOSALS PRESENTED BY NH HOTELES, S.A. TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THEIR ADOPTION

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FIRST.- APPROVAL OF ANNUAL ACCOUNTS AND MANAGEMENT REPORT

Approval of Annual Accounts and the Management both the Company's and its consolidated groups, as well as the Board of Directors' management during that year.

SECOND.- RENEWAL AND, IF REQUIRED, APPOINTMENT OF DIRECTORS

The General Shareholders Meeting agrees to re-elect for a new three-year period the following members of the Board of Directors:

Mr. GABRIELE BURGIO
Mr. RAMÓN BLANCO BALÍN
Mr. JOSÉ DE NADAL CAPARÁ
Mr. RODRIGO ECHENIQUE GORDILLO
Mr. MANUEL HERRANDO Y PRAT DE LA RIBA
Mr. ALFONSO MERRY DEL VAL GRACIE
Mr. LUIS FERNANDO ROMERO GARCIA
Mr. ANTHONY RUYS
Mr. BERNARD s'JACOB

and to appoint Ms. Mª ELENA GIL GARCIA as new member of the Board of Directors for a three-year period

THIRD.- PURCHASE OF OWN STOCK

To authorize the Board of Directors for a new 18 month period to take as collateral and/or purchase, directly or indirectly, own stock through their purchase in an official OTC market and for their quotation price, not above their quotation value at the time of their acquisition, as long as at no time the face value of the acquired shares, jointly with the ones taken as collateral, can exceed 5 per cent of total corporate capital.

The Board of Directors is expressly authorised to freely dispose of the shares acquired under the aforementioned empowerment in order to fulfil, if appropriate, the commitments made in the "Remunerations Systems with delivery of share options" or "linked to the share's quotation value" whose implementation in the company had been the subject to mandatory approvals.

FOURTH. -APPOINTMENT OF THE AUDITOR OF THE COMPANY AND ITS CONSOLIDATED GROUP.

To appoint **DELOITTE & TOUCHE ESPAÑA, S.L.** as Company Auditors to substantiate the Annual Accounts and the management report of NH Hoteles S.A. and its consolidated group corresponding to the business year in process.

FIFTH.- AMENDMENT OF COMPANY BYELAWS. RE-NUMBERING CURRENT SECTIONS. INTRODUCTION OF TWO NEW PROVISIONS

A) To amend the numbering of sections 25 to 29 of the Company Byelaws, increasing by two units the numeral of each of them, the result therefore being that they are numbered from 27 to 31, inclusive.

B) To introduce two new sections in the Company Byelaws, numbers 25 and 26, whose content is as follows:

Section 25: Audit and Control Commission:

1. An Audit and Control Commission shall be created within the Board of Directors–with the requirements established in section 141 of the Corporations Act- constituted by a minimum of three and a maximum of five Directors designated by the Board of Directors. The majority of the members of this Commission must be non-executive Directors.

2. The Audit and Control Commission shall appoint its Chairman from among its non-executive Directors, who must be substituted every four years, with the possibility of being re-elected after a period of one year from his termination of service.

3. The Audit and Control Commission shall have, at least, the following competences:

a) To inform, through its Chairman, in the General Meeting of Shareholders on questions raised by the shareholders regarding matters on which the Commission is competent;

b) To propose to the Board of Directors, for its submission to the General Meeting of Shareholders, the appointment of the Auditor referred to in section 204 of the Corporations Act, as well as his engagement conditions, the scope of his professional mandate, and the cancellation or extension of his mandate, as the case may be;

c) To supervise the internal audit services;

d) To know the financial information process and the internal control systems; and

e) To maintain the relationship with the Auditor in order to receive information on those matters that may put his independence at risk, and any other regarding the process of carrying out the audit, as well as receiving information and maintaining with the Auditor the communications foreseen in Audit legislation and audit technical standards.

4. The Commission shall meet at least once a quarter and as many times as it is deemed necessary, subject to prior summoning by the Chairman, by his own decision or in response to a request by two of its members or by the Board of Directors.

5. The Audit and Control Commission shall be validly constituted by the attendance, in person or by representation, of, at least, half of its members; and shall adopt its agreements by majority of those attending, whether in person or represented, the Chairman having the casting vote.

6. The Board of Directors may develop and complete in its Regulations the aforementioned rules, pursuant to the provisions of the Byelaws and current legislation.

Section 26: Designation and Remunerations Commission.

1. The Board of Directors shall also constitute, subject to the fulfilment of the requirements established in current legislation, a Designation and Remunerations Commission, made up by a minimum of three and a maximum of five non-executive Directors designated by the Board of Directors.

2. The Designation and Remunerations Commission shall appoint its Chairman from among its members, for a three-year term and can be re-elected indefinitely for three-year terms.

3. The main purpose of the Designation and Remunerations shall be to aid and inform the Board of Directors on the following matters:

a) Proposal for the appointment of Directors and top executives for the Company and affiliates.

b) Salary ranges for the company's top executives.

c) Remuneration system and engagement conditions for top manager.

d) Engagement conditions applicable to executive Directors, their remuneration system and compensation pacts that may be established for the case of termination

of service, commercial or professional relationship or of any other sort existing between the Company and the Director, other than belonging to the Board of Directors, which shall be exclusively governed by the provisions of current legislation and existing company byelaws.

e) Directors' remuneration system and whether it is adjusted or not to market, considering the duties they carry out.

f) Incentive Plans.

4. The Commission shall meet as many times as the Chairman deems it necessary or upon request of two of its members or of the Board of Directors. It shall be validly constituted by the attendance, in person or by representation, of, at least, half of its members; and shall adopt its agreements by majority of those attending, the Chairman having the casting vote

5. The Board of Directors may develop and complete in its Regulations the aforementioned rules, pursuant to the provisions of the Byelaws and current legislation.

SIXTH .- REMUNERATION SYSTEMS INDEXED TO THE SHARE PRICE

A) To approve the implementation of an incentives programme indexed to the price of the NH Hoteles, S.A. share that, within the global quantitative limits set by the General Meeting of Shareholders held on June, 30 2000, the Board of Directors has approved.

This remunerations programme consists of the assignment to approximately 78 executives in the Group of 2,814,072 of options or rights to receive, upon expiration of the programme, monetary compensation equivalent to the increase that the share price of NH Hoteles, S.A. may have undergone during the programme's duration, taking as the initial price 7.68 Euros (average price of the NH Hoteles, S.A. share during March 2003) and as final price the share's average price during the last thirty stock exchange sessions prior to the date of exercise.

The programme's duration is five years although economic rights granted under it can only be exercised during the last two years at the rate of a maximum of 50% of the total number of options granted to each executive during the fourth year and the rest in the fifth year.

Therefore, upon the rights that have been granted under the programme being exercised, each executive beneficiary of the programme shall receive, as remuneration, the amount resulting from multiplying the number of options assigned and exercised by the increase that the NH Hoteles, S.A. share price may have undergone, calculated in the manner set out above.

In accordance with common practice in this type of remuneration systems, economic rights are not negotiable and the beneficiary will lose the right to exercise them in the case that, during the programme's duration, he/she ceases to be on the Company's payroll, excepting cases of retirement, disability or death.

In this regard, should the programme's beneficiary voluntarily and unilaterally end his/her work relationship with the Company before the programme's expiration, or if the Company should end the relationship with the beneficiary for a justifiable cause and said extinction were to be declared legally valid, the beneficiary would lose the right to receive any amount under the programme.

The Board of Directors shall distribute the aforementioned options among the executives participating according to their individual level of responsibility within the Group and the Board may delegate the final assignment on the Remunerations and Designations Commission.

The only Director who shall be beneficiary of the programme shall be Mr. Gabriele Burgio who shall be assigned 528,971 options, and three top executives shall also be beneficiaries and shall receive in the aggregate 821, 940 options.

Financial responsibilities arising from the implementation of this remuneration programme shall be covered by own stock that is part of the Company's treasury stock currently or in the future and the Board is expressly authorised to carry out any acts of administration or disposal that it deems appropriate and advisable for the interest of the Company

B) Amply authorise the Board of Directors to develop, complete and execute the said agreement in the terms and conditions it deems suitable.

SEVENTH. - DELEGATION OF AUTHORITY TO ENTER INTO, CONSTRUE, CORRECT AND EXECUTE THE AGREEMENTS PASSED BY THE GENERAL MEETING OF SHAREHOLDERS.

To give joint and several authority to Mr. Gabriele Burgio and Mr. José María Mas Millet, Chairman and Secretary, respectively, of the Board of Directors, so that either of them may enter into and execute the foregoing agreements, enabling them to make over public records or private documents that may be necessary or appropriate (including those for interpretation, clarification, rectification of errors and correction of defects) to insure their correct fulfilment and for their entry in the Companies' registration Office and any other Public Registry.

Furthermore, the Chairman, Mr. Gabriele Burgio, informed all Shareholders about the sales evolution for the first quarter of 2003. We enclose the Sales Report and the press release that will be sent to analists and Media.

Sincerely,

Roberto Chollet

Chief Financial Officer

nH HOTELES DEPARTAMENTO DE COMUNICACION

Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 62
f. +34 91 451 97 67
www.nh-hoteles.com

PRESS RELEASE

GENERAL MEETING OF SHAREHOLDERS

SALES GREW BY 20% AS AT MARCH

- **NH Hoteles had a turnover amounting to €204 millions, €42 millions resulting from Astron's activity, which was absent in 2002**
- **Income in comparable hotels fell 5.6%, with a slight rise in Spain and a 9.4% reduction in the rest of Europe**
- **Figures in Latin America were satisfactory. Sales increased in Argentina and Mexico by 183% and 3%, respectively, in local currency**
- **Shareholders are satisfied with the new retribution plan linked to shares of the company**
- **Elena Gil, Managing Director of *Caja Madrid*, new member of the Board of Directors of the Company, in representation of *Caja Madrid***

Madrid, April 28, 2003.- NH Hoteles held today its General Ordinary Meeting of Shareholders, which approved, among others, the accounts of the company, the renovation of the Board of Directors and a new share retribution program for officials in the Group.

During the Meeting, Gabriele Burgio, Executive President of the chain, disclosed the sales information of NH Hoteles for the first three months of 2003. In particular, without including revenues by managed hotels, the company registered a total turnover of 204 million euros as at March, which implies a 19.6% increase in relation to the same period of last year.

This improvement is largely due to the incorporation of 42.1 million euros from Astron's activities, which was not present during the first months of 2002; but also to the new

Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 62
f. +34 91 451 97 67
www.nh-hoteles.com

integrated hotels in Mexico and those that were opened in the last 12 months. Thus, sales increased to 178.8 million euros in comparable hotels, 5.6% less than the same period in 2002.

The hotel business registered sales amounting to 199.32 million euros, some 22% more. Turnover was highly diversified in the different business units.

Occupation in relation to comparable hotels within the group fell 1 point, reaching 57%, and Revpar (average revenue per available room) fell 5.51%.

In Spain, sales grew slightly, some 0.31%, reaching 81.11 million euros. The good behavior registered by hotels is worth mentioning, since, in comparable terms, it increased revenue by 3.16%. Occupation in Spain in comparable hotels had a slight increase, 0.43 points, reaching 63.2%. However, due to an increasingly competitive market Revpar in Spain decreased by 2.16%, reaching 58.53 euros in comparable hotels.

In the rest of Europe, sales decreased by 9.4% due, above all, to the decrease in the level of international trips. The worse behavior was registered in Holland and Belgium, where, in comparable terms, a reduction by 9.6% in revenue was registered, reaching 53 million euros. In comparable hotels located in Germany a decrease in revenue of 10.5% was registered, together with 2.29 points in terms of occupation.

Latin America registered a satisfactory behavior, with a strong increase in occupation, 22.3%, in the *MERCOSUR*. Improvements seen in Argentina are specially remarkable, where in local currency, revenue increased by 183%. In Mexico, sales in local currency grew by 3%.

Sales in *Sotogrande's* Real Estate activities turned out as expected, and amounted to 3.8 million euros, some 37.5% less than that registered in the same period of last year. This reduction is due to a change in the pace in which deliveries are carried out, and the different products that are sold. However, sales still pending to be computed are high and reach 38.49 million euros.

SHAREHOLDERS' MEETING

On the other hand, the General Meeting of Shareholders approved, apart from the accounts corresponding to FY 2002, the incorporation to the Board of Directors of Elena Gil García, in representation of *Caja Madrid*, which is to replace José María García Alonso. Elena Gil is Managing Director of *Caja Madrid*.

Shareholders approved a new share remuneration plan. The new plan provides for the granting of rights to some 78 officials within the group of 2,814,072 shares of the company.

nH HOTELES DEPARTAMENTO DE COMUNICACIÓN

Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 62
f. +34 91 451 97 67

www.nh-hoteles.com

Price is set to 7.68 euros without discount, which was the average quotation last March. 5-year terms shall be applied. 50% shall be exercisable during the fourth year and the remaining during the fifth year.

The Meeting also approved the modification of the Articles of Association of the company, that is, the introduction of two new articles in relation to commissions of the Board of Directors of Audit and Control, and to Appointments and Retributions.

The following chart includes the main data in relation to sales concerning the first quarter of 2003 within the NH Hoteles group:

	JANUARY-MARCH SALES		
	2003	2002	% Chg.
Total NH Spain	65.137	65.608	-0,72%
NH Economic Spain	9.470	9.180	3,16%
Casino & Retamares	3.440	3.493	-1,51%
TOTAL SPAIN COMPARABLE	**78.048**	**78.281**	**-0,30%**
Non Comparable Spain	3.066	2.586	18,56%
TOTAL B.U. SPAIN	**81.114**	**80.867**	**0,31%**
TOTAL HOLLAND&BELGIUM COMP	**52.799**	**58.428**	**-9,63%**
Non Comparable Holland & Belgium	3.214	4.320	-25,58%
TOTAL B.U. HOLLAND&BELGIUM	**56.013**	**62.748**	**-10,73%**
TOTAL SWITZ&AUSTRIA COMP	**7.236**	**7.367**	**-1,77%**
Non Comparable Switzerland&Austria	370	1.029	-64,06%
TOTAL B.U. SWITZ&AUSTRIA	**7.606**	**8.396**	**-9,41%**
GERMANY COMPARABLE	**33.502**	**37.428**	**-10,49%**
Non Comparable Germany	4.724	1.221	286,71%
TOTAL B.U. GERMANY	**38.226**	**38.649**	**-1,10%**
TOTAL EUROPE COMPARABLE	**171.585**	**181.504**	**-5,46%**
Consolidated Adjustment Astron 2002		-42.099	
TOTAL EUROPE CONSOLIDATED	**182.959**	**148.561**	**23,15%**
LATINAMERICA COMPARABLE	**7.254**	**7.965**	**-8,93%**
Consolidated Adjustment Mexico 2002		-3.327	-100,00%
TOTAL LATINAMERICA CONSOLIDATED	**16.359**	**14.996**	**9,09%**
TOTAL NH COMPARABLE	**178.839**	**189.469**	**-5,61%**
TOTAL HOTEL SALES	**199.319**	**163.558**	**21,86%**
Sotogrande Real Estate Sales	3.839	6.143	-37,51%
Sotogrande Other Revenues	749	733	2,18%
TOTAL CONSOLIDATED SALES	**203.907**	**170.434**	**19,64%**



HOTELES DEPARTAMENTO DE COMUNICACIÓN

Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 62
f. +34 91 451 97 67

www.nh-hoteles.com

ABOUT NH HOTELES

After purchasing the Dutch chain Krasnapolsky in July 2000, the Mexican chain Krystal in June 2001 and the German chain Astron on February 25, the NH Hotel group (www.nh-hoteles.com) holds third place in the European Ranking of Business Hotels. NH owns 242 hotels with almost 35,000 rooms in 16 countries around Europe, Latin America and Africa. The recent acquisition of the German chain Astron Hotels consolidates NH's position in Europe, as Astron was the third largest urban hotel operator in Germany. NH Hotels currently has 34 projects under way, representing almost 6,000 new rooms. The hotels under the NH brand stand out for the high quality of their services and their facilities, their sophisticated branding and comfortable decoration designed to please the needs of each and every customer. All hotels make use of the most advanced technologies in order to provide their customers with all possible communication channels, either while they are working or while they are enjoying their stay. The second major concern of the company is its cuisine, and eating at all NH hotels is a very high quality experience. The prestigious chef Ferrán Adriá, founder of El Bulli, joined NH Hotels and introduced new concepts, such as "nhube" (original locations where gastronomy, entertainment and relaxation are combined) and "Fast Good". The NH Group is quoted on the Madrid Stock Exchange (as part of the Ibex 35) and on the Euronext in Amsterdam. NH Hotels is also included in the Stoxx Europe 600 index, in which all major European companies are included. NH Hotels is also included in the prestigious Morgan Stanley Capital International (MSCI) index.

Communications Department
Tel: + 34 91 451 9762
+ 34 91 451 97 18 (switchboard)
E-mail: comunicacion@nh-hotels.com

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HOTELES

INVESTOR
RELATIONS
DEPARTMENT

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid. Monday 28th April, 2003.

NH Hotels

Sales figures January – March 2003

SALES AT NH HOTELS GREW BY 20% IN THE FIRST QUARTER OF 2003 TO €204 MILLION.

HOTEL DIVISION

- The hotel division's sales, excluding management fees, €199.32 million, up 22% compared to the same quarter in 2002. This was thanks to the contribution from the hotels acquired from the German hotel group Astron, as well as the contribution from NH Mexico and the newly opened or refurbished NH hotels during the 12-month period.
- In the chain's comparable hotels, sales fell by 5.6%. Performance varied considerably from region to region, with stable sales in Spain but declines of 9.4% in the rest of Europe. In Latin America the operating performance of the hotels improved however the Euro appreciation v.s Dollar and local currency made sales drop by 8.9%.
- In the first quarter of 2003, hotel performance was affected by a global slowdown in demand, a drop in international travel in the run-up to war, and more recently, by the threat posed by SARS.
- In terms of the year-on-year comparison, bear in mind that this year the Easter holidays fell in April, whereas in 2002 they fell in the last week of March, with the usual dearth of business during the holiday period. However, the difficult current situation in the hotel market has prevented the benefits of this from being more apparent in the first quarter of 2003.
- Accordingly, RevPar at the comparable hotels fell by 5.5% in the first quarter of 2003. Occupancy dropped by 0.9 points to the 56.6% level, and average prices were 3.9% lower than in the first quarter of 2002.

Performance in Europe

In Europe, RevPar at the comparable hotels fell by 5.5% and occupancy by 1.7 points to 56.6%, while prices were 2.6% lower. Sales dropped by 5.4%.

- In Spain, RevPar fell by 2.2%. Prices were 2.8% lower but occupancy held firm at 62%. As a result, sales were 0.3% lower. In Madrid, performance was stable in terms of prices, occupancy and sales. NH hotels in Barcelona saw prices slide by 4% although occupancy improved by one point.
- The highlight in Spain was the growth in NH's budget hotels, which saw RevPar improve by 3.7%. As a reflection of the decision taken to operate under one single brand "NH", the "Express" brand has been dropped. Hotels are now differentiated by type of product or room prices, with a distinction of the economic hotels only made at a management level.
- In Benelux, RevPar of comparable hotels dropped by 8.9% and sales fell by 9.6%.
    - At the Brussels hotels, management changes and efforts to strengthen market positioning are starting to bear fruit. RevPar at the NH hotels posted growth of 8.8%, although this improvement was not reflected in sales because of lower revenues from the Crown Plaza Hotel.
    - The Amsterdam hotel market was the worst-hit by the slowdown in international travel, and the unusual events of early 2002 –Royal Wedding, art exhibitions, biannual congresses– make the

comparisons look very bleak. These hotels saw RevPar drop by 12.8% and sales by 13%, following the same trend as in the latter months of 2002.

- In Germany, the comparable hotels saw RevPar fall by 9.6% and sales by 10.5% as a reflection of weak local demand which affected both occupancy and prices. The war environment and the threat from SARS make it difficult to increase the number of international guests, but one positive element is that NH hotels are gaining market share in this difficult scenario.
- The performance of hotels in Switzerland and Austria was different asset by asset, but overall it was fairly stable in terms of both occupancy and prices. As a result, RevPar was practically unchanged and sales were 1.8% lower than in the first quarter of 2002.

Performance in Latin America

Sales at the Latin American hotels increased by 9.1% thanks to the incorporation on 1st July 2002 of four hotels in Mexico which had previously been operated under management contracts, and two hotels newly opened NH Tlalnepantla (Mexico) and NH Mendoza (Argentina).

Nevertheless, the operating performance of the comparable hotels also improved, with occupancy 9.4% higher than in the first quarter of 2002.

However, hotel tariffs were negatively affected by the Euro appreciation vs. Dollar and local currency, which resulted in a 5.2% slide in RevPar and a 9% drop in sales.

- In Mercosur, the comparable hotels were showing signs of recovery, with a 22-point improvement in occupancy levels, which offset much of the 34% drop in prices in Euro terms. Overall, RevPar increased by 7.3% and sales posted flat growth. In Argentina total sales In local currency increased by 183%.
- In Mexico, comparable hotels also remained stable, with a slight 0.3 points improvement in occupancy to 55.5%. However, RevPar at comparable hotels fell by 9.1% due to the impact of the exchange rates devaluation, which was reflected in a 9.6% fell in average prices in Euro terms. As a consequence, sales fell by 11.7%. Total sales in local currency increased by 3%.
- In non-comparable hotels in Mexico, is worth highlighting the good performance of Hilton Guadalajara, with new added rooms and better occupancy and rates levels. NH Cancun was hit by the slowdown in international travel.

REAL ESTATE DIVISION

- Sotogrande's real estate business performed in line with expectations. Sales reached €3.8 million, 37.5% lower than in the first quarter of 2002 as a reflection of the different type of product being sold, and a different hand-over schedule. In the first quarter of 2003, sales were mainly of plots on "La Reserva de Sotogrande", a project which was launched in February 2002, while in the first quarter of 2002 sales were mainly of plots in "La Marina".
- Activity is reflected in committed sales, signed but not accounted, which were still at high levels at the end of the first quarter of 2003, at €38.49 million.

Sotogrande - Sales Breakdown	Jan-March 2003		Jan-March 2002	
	000 Eur.	%	000 Eur.	%
Berths and parking lots	129,00	3,36%	109,00	1,77%
Apartments	469,00	12,21%	0,00	0,00%
Houses	0,00	0,00%	0,00	0,00%
Plots La Reserva	3.242,00	84,43%	0,00	0,00%
La Marina	0,00	0,00%	6.035,00	98,23%
Total Property Sales	**3.840,00**	**100,00%**	**6.144,00**	**100,00%**
Other revenues	749,00		733,00	
Total Revenues Sotogrande (*)	**4.589,00**		**6.877,00**	

(*) Not including NH Almenara or assets from Ahora

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HOTELES

GROWTH IN THE NH HOTEL CHAIN

NH Hotels currently operates 242 hotels with 34,876 rooms. In the last twelve months the highlight of its performance has been the consolidation of "NH" brand in markets such as Germany, Austria and Switzerland. The re-branding process is now completed for all Astron hotels.

In the first quarter of 2003, four hotels were opened in Spain, one under NH ownership: NH Príncipe de la Paz, with 86 rooms; and three under leasing contracts: NH Almería with 139 rooms, NH Alanda with 199 rooms and NH Porta Barcelona with 99 rooms in the economic segment.

In Mexico, as well as the incorporation of four hotels in July 2002, two under leasing contracts and two in ownership, NH Hotels has also recently opened another new hotel NH Tlalnepantla, with 132 rooms under a leasing contract.

In Argentina, a new hotel was opened in September of 2002, the NH Cordillera in the city of Mendoza, with 106 rooms, consolidating the chain's presence in this country with seven hotels.

NH Hotels currently has 34 new projects in hand with a total of 5,933 rooms. Of these, 27 hotels are signed up under leasing contracts.

Of the 34 new projects, 23 are new hotels in Spain, seven of which in Madrid or the outskirts of Madrid, and three in Barcelona, one of which in the city centre. There are a total of seven projects in the economic segment, with 685 rooms, consolidating the group's market leadership in this segment in Spain.

The eight projects signed in Germany are all under leasing contracts, and include two hotels in Frankfurt, a new hotel in Dusseldorf and a new hotel at Hamburg Airport. NH Hotels also expect to open a new hotel in Hungary, which will mark an important move into Eastern Europe.

NH Hoteles Portfolio April 2003		HOTELS OPERATED				SIGNED PROYECTS				TOTAL
		Owned	Leased	Managed	TOTAL	Owned	Leased	Managed	TOTAL	
Spain +Portugal	Hotels	21	65	17	103	3	16	4	23	126
	Rooms	3.103	7.548	1.303	11.954	258	1.964	383	2.605	14.559
The Netherlands	Hotels	17	9	2	28	0	1	0	1	29
	Rooms	3.925	1.278	145	5.348	0	207	0	207	5.555
Belgium	Hotels	11	1	6	18	0	0	0	0	18
	Rooms	1.510	241	441	2.192	0	0	0	0	2.192
Germany	Hotels	1	50	1	52	0	8	0	8	60
	Rooms	223	8.243	144	8.610	0	2.490	0	2.490	11.100
Switzerland	Hotels	3	2	0	5	0	1	0	1	6
	Rooms	339	329	0	668	0	272	0	272	940
Austria	Hotels	0	6	0	6	0	0	0	0	6
	Rooms	0	797	0	797	0	186	0	186	983
Americas	Hotels	17	3	6	26	0	0	0	0	26
	Rooms	2.918	381	1.234	4.533	0	12	0	12	4.545
Rest of the World (*)	Hotels	3	0	1	4	0	1	0	1	5
	Rooms	540	0	234	774	0	161	0	161	935
TOTAL	Hotels	73	136	33	242	3	27	4	34	276
	Rooms	12.558	18.817	3.501	34.876	258	5.292	383	5.933	40.809

(*) Hotels operated in South Africa, Israel, Ghana, and a signed project in Hungary.

nH
HOTELES

NH HOTELES SALES BREAKDOWN
(MANAGEMENT FEES NOT INCLUDED)

	JANUARY-MARCH SALES		
	2003	**2002**	**% Chg.**
Total Madrid	27.385	27.440	-0,20%
Total Barcelona	16.177	17.326	-6,64%
Total Rest of Spain	31.047	30.022	3,41%
Total Comparable NH Spain	65.137	65.608	-0,72%
Total NH Economic Spain Comparable	9.470	9.180	3,16%
Casino & Retamares	3.440	3.493	-1,51%
TOTAL SPAIN COMPARABLE	**78.048**	**78.281**	**-0,30%**
Non Comparable Spain	3.066	2.586	18,56%
TOTAL B.U. SPAIN	**81.114**	**80.867**	**0,31%**
Amsterdam Comparable	21.228	24.416	-13,06%
Brussels Comparable	6.106	6.111	-0,08%
Rest of Holland & Others Comparable	24.333	26.694	-8,85%
Rest of Belgium Comparable	1.132	1.207	-6,24%
TOTAL HOLLAND&BELGIUM COMP	**52.799**	**58.428**	**-9,63%**
Non Comparable Holland & Belgium	3.214	4.320	-25,58%
TOTAL B.U. HOLLAND&BELGIUM	**56.013**	**62.748**	**-10,73%**
TOTAL SWITZ&AUSTRIA COMP	**7.236**	**7.367**	**-1,77%**
Non Comparable Switzerland&Austria	370	1.029	-64,06%
TOTAL B.U. SWITZ&AUSTRIA	**7.606**	**8.396**	**-9,41%**
GERMANY COMPARABLE	**33.502**	**37.428**	**-10,49%**
Non Comparable Germany	4.724	1.221	286,71%
TOTAL B.U. GERMANY	**38.226**	**38.649**	**-1,10%**
TOTAL EUROPE COMPARABLE	**171.585**	**181.504**	**-5,46%**
Consolidated Adjustment Astron 2002		-42.099	
TOTAL EUROPE CONSOLIDATED	**182.959**	**148.561**	**23,15%**
Non Comparable Mercosur	1.774	1.757	0,95%
Non Comparable Mexico	5.480	6.208	-11,73%
LATINAMERICA COMPARABLE	**7.254**	**7.965**	**-8,93%**
Non Comparable Mercosur	706	331	113,17%
Non Comparable Mexico	8.399	10.027	-16,24%
Consolidated Adjustment Mexico 2002		-3.327	-100,00%
TOTAL B.U. LATINAMERICA	**16.359**	**14.996**	**9,09%**
TOTAL NH COMPARABLE	**178.839**	**189.469**	**-5,61%**
TOTAL HOTEL SALES	**199.319**	**163.558**	**21,86%**
Sotogrande Real Estate Sales	3.839	6.143	-37,51%
Sotogrande Other Revenues	749	733	2,18%
TOTAL CONSOLIDATED SALES	**203.907**	**170.434**	**19,64%**

nH
HOTELES

LE NUMBER
82 - 4780

OPERATING RATIOS FIRST QUARTER 2003 VERSUS FIRST QUARTER 2002

	AVERAGE ROOMS		OCCUPANCY %			ADR			REVPAR		
	2003	**2002**	**2003**	**2002**	**%Chg.**	**2003**	**2002**	**%Chg.**	**2003**	**2002**	**%Chg.**
Spain Comparable	9.565	9.581	63,20%	62,78%	0,43%	92,61	95,30	-2,82%	58,53	59,82	-2,16%
Non Comparable Spain	630	420	45,31%	53,18%	-7,87%	84,91	84,45	0,54%	38,47	44,91	-14,33%
TOTAL B.U. SPAIN	**10.195**	**10.001**	**62,10%**	**62,37%**	**-0,28%**	**92,27**	**94,91**	**-2,78%**	**57,29**	**59,20**	**-3,22%**
Holland & Belgium Comparable	6.530	6.525	55,47%	59,80%	-4,33%	86,97	88,62	-1,87%	48,25	53,00	-8,97%
Non Comparable Holland & Belgium	577	608	38,02%	44,08%	-6,06%	100,72	108,43	-7,11%	38,29	47,80	-19,88%
TOTAL B.U. HOLLAND&BELGIUM	**7.107**	**7.133**	**54,06%**	**58,46%**	**-4,41%**	**87,75**	**89,90**	**-2,39%**	**47,44**	**52,56**	**-9,74%**
TOTAL B.U. SWITZ&AUSTRIA	**1.340**	**1.412**	**55,42%**	**56,92%**	**-1,50%**	**75,76**	**75,18**	**0,77%**	**41,99**	**42,80**	**-1,88%**
Germany Comparable	7.715	7.717	49,13%	51,42%	-2,29%	59,66	63,08	-5,42%	29,31	32,44	-9,63%
Non Comparable Germany	766	231	50,74%	47,30%	3,44%	86,56	69,54	24,48%	43,92	32,89	33,53%
TOTAL B.U. GERMANY	**8.481**	**7.948**	**49,28%**	**51,30%**	**-2,02%**	**62,16**	**63,25**	**-1,73%**	**30,63**	**32,45**	**-5,60%**
TOTAL EUROPE COMPARABLE	**25.040**	**25.074**	**56,62%**	**58,34%**	**-1,73%**	**81,53**	**83,74**	**-2,65%**	**46,16**	**48,86**	**-5,53%**
Consolidated Adjustment Astron 2002		-8.371		53,69%			63,51			34,10	
TOTAL EUROPE CONSOLIDATED	**27.123**	**18.123**	**55,65%**	**59,56%**	**-3,91%**	**81,97**	**92,62**	**-11,50%**	**45,62**	**55,17**	**-17,31%**
Mercosur Comparable	726	741	57,34%	35,01%	22,33%	33,18	50,66	-34,50%	19,03	17,74	7,27%
Mexico Comparable	1.045	1.045	55,47%	55,16%	0,31%	79,10	87,5	-9,60%	43,88	48,27	-9,09%
Latin America Comparable	**1.771**	**1.786**	**56,24%**	**46,80%**	**9,44%**	**59,91**	**76,07**	**-21,24%**	**33,69**	**35,60**	**-5,36%**
Non Comparable Mercosur	573	515	41,45%	21,32%	20,13%	24,01	27,93	-14,04%	9,95	5,95	67,13%
Non Comparable Mexico	776	685	64,33%	64,82%	-0,49%	87,62	118,36	-25,97%	56,37	76,72	-26,53%
Consolidated Adjustment Mexico 2002		-519		65,04%			83,64			54,40	
TOTAL B.U. LATINAMERICA	**3.120**	**2.467**	**55,53%**	**42,65%**	**12,89%**	**62,97**	**86,46**	**-27,17%**	**34,97**	**36,87**	**-5,16%**
TOTAL NH COMPARABLE	**26.811**	**26.860**	**56,59%**	**57,57%**	**-0,98%**	**80,11**	**83,33**	**-3,87%**	**45,33**	**47,98**	**-5,51%**
TOTAL CONSOLIDATED	**30.243**	**20.590**	**55,64%**	**57,54%**	**-1,90%**	**80,01**	**92,07**	**-13,10%**	**44,52**	**52,98**	**-15,96%**